UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Date of Report (Date of Earliest Event Reported)

Commission File Number: 001-889109

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

5820 Oberlin Drive, Suite 101,

San Diego, CA 92121

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

Exhibit Index

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: May 3, 2022